Nasdaq: MESO ASX: MSB Cellular Medicines for Intractable Serious and Life-Threatening Diseases Bell Potter 2018 Emerging Leaders Conference Sydney Australia, October 2018 Exhibit 99.4

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. | 2

Our Mission Mesoblast is committed to bring to market disruptive cellular medicines to treat serious and life-threatening illnesses |

Premier Global Cellular Medicines Company

Disruptive Technology Platform[1]

- Immuno-selected, culture expanded cellular medicines
- Well characterized mechanisms of action targeting multiple pathways
- Extensive, robust IP estate
- Targeting the most severe disease states refractory to conventional therapies

Industrial Scale Manufacturing

- Unique cell properties enable large scale expansion and use in unrelated recipients
- Proprietary media formulations meet industrial scale needs
- 'Off the shelf' delineated products with batch to batch consistency and reproducibility

Multiple Revenue Generating Products & Phase 3 Assets

- 2 approved products commercialized by licensees in Japan[2] and Europe[3]
- 3 product candidates in U.S. Phase 3
- Major near-term data readouts
- Revenue from licensees will help fund deep product pipeline

1. Mesenchymal precursor cells (MPCs) and their culture-expanded progeny mesenchymal stem cells (MSCs).
2. Licensee JCR Pharmaceuticals Co., Ltd. received the first full PMDA approval for an allogeneic cellular medicine in Japan and markets this product under their trademark, TEMCELL® Hs Inj.
3. Licensee Takeda received first central marketing authorization approval from the European Commission for an allogeneic stem cell therapy and markets this product under their trademark, Alofisel®.

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Commercial Translation Capabilities Technology positioned for scalable, industrialized manufacturing Immune privileged nature of mesenchymal lineage cells enables allogeneic “off the shelf” product candidates Culture expansion scalable to produce anticipated commercial quantities Management know-how in regulatory activities necessary for product approval and commercial launch If successful, we believe MSC-100-IV (remestemcel-L) will likely be the first commercially produced allogeneic mesenchymal lineage cell product registered for sale in the USA | Lonza contract manufacturing facility in Singapore

~800 Patents and patent applications (69 Patent families) across all major jurisdictions Covers composition of matter, manufacturing, and therapeutic applications of mesenchymal lineage cells Enables licensing to third parties for different indications, when in alignment with our corporate strategy, eg TiGenix (subsequently acquired by Takeda) Provides strong global protection against competitors seeking to develop products in areas of core commercial focus for Mesoblast Mesenchymal Lineage Precursors and Progeny Global IP Estate Provides Substantial Competitive Advantage Markets U.S. , Europe, China, and Japan Sources Allogeneic, Autologous, (Bone Marrow, Adipose, Dental Pulp, Placenta), Pluripotent (iPS) Diseases All Tier 1 & Tier 2 Indications, and multiple additional conditions

Commercial Products and Clinical Pipeline Using Mesoblast's Intellectual Property and Technology Platform

MARKETED

PLATFORM	PRODUCT	THERAPEUTIC AREA		APPROVAL	COMMERCIAL RIGHTS	
MSC (Bone Marrow)	TEMCELL® HS Inj[1]	Acute GVHD	1st allogeneic regen med approved in Japan	✓	JCR	Japan
MSC (Adipose)	Alofisel[2]	Perianal Fistula	1st allogeneic regen med approved in Europe	✓	Takeda	Global

IN DEVELOPMENT

	PLATFORM	PRODUCT CANDIDATE	THERAPEUTIC AREA	PRE-CLINICAL	PHASE 2	PHASE 3	COMMERCIAL RIGHTS
TIER 1	MSC	MSC-100-IV	Acute GVHD				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-150-IM	Advanced HF (Class II/III) End-Stage HF (Class III/IV)[3]				mesoblast the regenerative medicine company TASLY China[4]
TIER 1	MPC	MPC-06-ID	Chronic Low Back Pain				mesoblast the regenerative medicine company
TIER 1	MPC	MPC-300-IV	Rheumatoid Arthritis Diabetic Nephropathy				mesoblast the regenerative medicine company
TIER 2	Includes MSC-100-IV (Crohn's disease – biologic refractory), MPC-25-IC (Acute Cardiac Ischemia), MPC-25-Osteo (Spinal Fusion) and MPC-75-IA (Knee Osteoarthritis)						

1. Mesoblast receives royalty income from its licensee JCR Pharmaceuticals Co Ltd on sales of JCR's TEMCELL® Hs. Inj. product in Japan
2. Mesoblast will receive royalty income from its licensee Takeda Pharmaceuticals on Takeda's worldwide sales of its product Alofisel® in the local treatment of perianal fistulae
3. Study funded by the United States National Institutes of Health (NIH) and the Canadian Health Research Institute; conducted by the NIH-funded Cardiothoracic Surgical Trials Network
4. Tasly's rights are limited to China; Tasly also has rights to develop MPC-25-IC for AMI

This chart is figurative and does not purport to show individual trial progress within a clinical program

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Diverse Pipeline of Cellular Medicines

MSC-100-IV (remestemcel-L) for Steroid-Refractory Acute Graft vs Host Disease |

Minimal Treatment Options Market Opportunity Burden of Illness aGVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMT)1 Steroid-refractory aGVHD is associated with mortality rates as high as 95%1 and significant extended hospital stay costs2 There are no approved treatments for SR-aGVHD outside Japan In Japan, Mesoblast’s licensee has received the only product approval for SR-aGVHD in both children and adults Greater than 30,000 allogeneic BMTs performed globally (>20K US/EU) annually, ~20% pediatric3,4 Our licensee, JCR Pharmaceuticals Co., Ltd launched TEMCELL® HS Inj.5 in Japan for SR-aGVHD in 2016; reimbursed up to ~$USD195k6 SR-aGVHD represents a USD > $700m USA/EU market opportunity4,7 Remestemcel-L: Market Opportunity for Acute Graft Versus Host Disease (aGVHD) | 1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Anthem-HealthCore/Mesoblast claims analysis (2016). Data on file 3. Niederwieser D, Baldomero H, Szer J. (2016) Hematopoietic stem cell transplantation activity worldwide in 2012 and a SWOT analysis of the Worldwide Network for Blood and Marrow Transplantation Group including the global survey. 4. Source: CIBMTR Current Uses and Outcomes of Hematopoietic Cell Transplantation 2017 Summary. Passweg JR, Baldomero, H (2016) Hematopoietic stem cell transplantation in Europe 2014: more than 40,000 transplants annually. 5. TEMCELL is the registered trademark of JCR Pharmaceuticals Co. Ltd. 6.Based on a ¥JPY = $USD 0.009375 spot exchange rate on market close on November 11, 2016. Amounts are rounded. Source: Bloomberg. 7. Data on file

Remestemcel-L: Product Development Strategy

1. Target ***pediatric*** patients with SR-aGVHD first
   - Extensive safety and efficacy data generated and published in children with SR-aGVHD[1,2]
   - High economic burden in treatment of children with SR-aGVHD
   - Fast-track designation provides pathway for priority review and rolling review process
   - Submit single, open-label Phase 3 trial seeking regulatory approval

2. Seek label extension for high-risk ***adult*** patients with SR-aGVHD
   - This adult subset has the highest mortality and greatest resistance to other treatment agents
   - High economic burden in treating this population subset
   - Remestemcel-L has shown efficacy signals in subgroup analyses of this population

3. Lifecycle potential in ***chronic*** GVHD (cGVHD)
   - Chronic GVHD represents a distinct GVHD patient population
   - Proof of concept data already published for MSC in cGVHD[3]

1. Allogeneic Human Mesenchymal Stem Cell Therapy (Remestemcel-L) as a Rescue Agent for Severe Refractory Acute Graft-versus-Host Disease in Pediatric Patients - Biology of Blood and Marrow Transplantation Journal, August 2013.
2. Khandelwal P, Teusink-Cross A, Davies S (2017) Ruxolitinib as Salvage Therapy in Steroid-Refractory Acute Graft-versus-Host Disease in Pediatric Hematopoietic Stem Cell Transplant Patients. Biol Blood Marrow Transplant 23; 1122-1127.
3. Weng JY, Du X, Geng SX, Peng YW, Wang Z, Lu ZS et al. Mesenchymal stem cell as salvage treatment for refractory chronic GVHD. Bone Marrow Transplant 45: 1732-1740 (2010).

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Remestemcel-L: Phase 3 Trial Operational Update | Phase 3 study evaluated remestemcel-L in 55 children to improve overall response rate and survival 89% of children had grade C/D disease, the most severe form and historically associated with up to 95% mortality Study successfully met the primary endpoint of improved Day 28 Overall Response (OR) 69% vs 45% protocol-defined historical control rate (p=0.0003) Day 100 Overall Survival 75%, with 87% survival in Day 28 responders Day 180 Overall Survival 69%, with 79% survival in Day 28 responders Remestemcel-L infusions well tolerated Findings consistent with previous results in 241 SR-aGVHD children under expanded access program who failed to respond to multiple biologic agents1 Kurtzberg J. et al. Effect of Human Mesenchymal Stem Cells (remestemcel-L) on Clinical Response and Survival Confirmed in a Large Cohort of Pediatric Patients with Severe High-Risk Steroid-Refractory Acute Graft Versus Host Disease. BBMT. 2016; 22.

GVHD Pathway to Market Regulatory Preparations for Biologics License Application (BLA) filing underway Pre-BLA meeting targeted Q4 CY2018 Fast Track designation allows eligibility for priority review and rolling BLA review process Commercial Parallel track commercial planning for pricing, reimbursement approach and product launch Leverage TEMCELL® HS Inj. sales experience in Japan to inform commercial strategy for the US 152% increase in annual royalty income on TEMCELL® HS Inj. sales in Japan Rapid adoption within two years of launch

MPC-150-IM for Chronic Heart Failure |

MPC-150-IM:Targeting Patients with Advanced and End-stage Heart Failure

Common Treatment Pathway in Progressive Heart Failure[1]

Early

- ACEI or ARB
- Statins
- Beta blockers
- Re-vascularization or valvular surgery

Pharmacological Add-on

- Diuretics for fluid retention
- Aldosterone antagonists
- Hydralazine / isosorbide dinitrate
- Digitalis

→

New Oral Therapies for Class II-IV[2]

- If ACEI / ARB tolerated, sacubitril/valsartan
- If HR > 70 BPM, ivabradine

→

Mesoblast Target Market: Advanced and End-Stage HF patients[3]

Advanced → *End-Stage*

Limited Therapeutic Options

- Cardiac Resynchronization Therapy (CRT)
- Implantable Cardioverter-Defibrillator (ICD)
- LVAD
- Heart transplants

Class I — **Heart Failure Disease Progression** — Class IV

1. Source: Simon-Kucher & Partners 2017. Primary research 2017; Payers n=35, KOLs n=15, Cath lab managers n=4.
2. Corlanor® (ivabradine) approved by FDA (April 2015). ENTRESTO® (sacubitril/valsartan) approved by FDA (July 2015).
3. GlobalData-PharmaPoint Heart Failure (2016); McMurray et al., 2012;Yancy et al., 2013, 2016 ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure.

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MPC-150-IM: Advanced Heart Failure Market Opportunity

Burden of Illness/Limited Options

- ~ 8 million patients with chronic heart failure by 2030 in USA alone[1]
- 17-45% globally die within 1 year of hospital admission[1]
- Majority of advanced heart failure patients die within 5 years[1]
- Despite recent advances in newly approved drugs, limited treatment options are available for patients with advanced heart failure[2]

Unmet Need

- New therapies to reduce hospitalizations and mortality in patients with advanced heart failure who have failed other therapies
- Greatest need is in NYHA class III/IV where event rate is highest

Market Opportunity

- US healthcare costs for NYHA class II-IV patients $115bn/year[5]
- Hospitalizations account for ~69% of expenditure[3-5]
- **Multi-billion dollar annual market opportunity in USA for a new treatment that reduces hospitalizations in advanced heart failure[4,5]**



Normal Heart



Systolic Heart Failure
Less blood pumped out of ventricles
Weakened heart muscle can't squeeze as well

1. Heart Failure: Preventing disease and death worldwide – European Society of Cardiology 2014., 2. ACC/AHAHFSA Focused Update on New Pharmacological Therapy for Heart Failure: An Update of the 2013 ACCF/AHA Guideline for the Management of Heart Failure., 3. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. The American Journal of Medicine. 2013;126(5):393-400. Derived by applying a HF-REF prevalence rate of 32.6% to the U.S. rate of 5.7m U.S. patients., 4.A Reevaluation of the Costs of Heart Failure and its Implications for Allocation of Health Resources in the United States. Voigt J. Clinl.Cardiol. 37, 5, 312-321 (2014)., 5.The Medical and Socioeconomic Burden of Heart Failure: A Comparative Delineation with Cancer. Dimitrios, F. International Journal of Cardiology (2015), doi: 10.1016/j.ijard.2015.10.172.

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MPC-150-IM: Phase 3 Program in Patients with Advanced Heart Failure 85% of patients enrolled in events-driven USA Phase 3 trial, targeting approx. 600 patients Pre-specified interim futility analysis of the efficacy endpoint in the first 270 patients was successfully achieved in April 2017 In April 2018, Data Monitoring Committee recommended continuation of the trial without modification after a scheduled review of available data from 465 randomized patients, including the primary and secondary endpoints of HF-MACE, terminal cardiac events, and all safety data Planning to initiate China Phase 3 trial in similar patient population with Tasly Pharmaceutical Group Plan to leverage USA and global Phase 3 trial results performed by strategic partners for global regulatory submissions |

MPC-150-IM: End-Stage Heart Failure Market Opportunity

Burden of Illness/Limited Options

- **~50k new patients/year in USA alone have end-stage heart failure[1]**
- 1-year mortality can exceed 50% in these patients[2]
- Only ~2K - 3K heart transplants are performed in USA annually due to limited donors[3,4]
- LVADs have improved survival, but have high morbidity and 1-year mortality 20-30%[1]
- **~5,000 –cardiac assist devices annually in the USA due to high morbidity and no option to explant[4,5]**

Unmet Need/ Orphan Indication

- Reduce morbidity of LVAD therapy (e.g. reduce GI bleeding)
- Strengthen native heart muscle sufficiently to explant LVAD
- Increase use of LVADs in this vulnerable population

Market Opportunity

- US LVAD market growing double-digit CAGR[4]
- US targeted commercial footprint (top 40 centers represent 75% of volume) provides low cost market entry[3]
- **Est. USD >$500m USA market opportunity[4,5,6]**



1.Gustafsson G, Rogers J. (2017) Left ventricular assist device therapy in advanced heart failure: patient selection and outcomes. European Journal of Heart Failure 19, 595-602. 2. Agency for Healthcare Research and Quality: HCUPnet: ICD-9 principal procedure code 27.51 2014. 3. Medicare provider charge inpatient-DRGALL-FY2014. 4. St. Jude Medical-2016-analyst and investor day. 4. United Network for Organ Sharing – https://www.unos.org 5. Agency for Healthcare Research and Quality – Healthcare Cost and Utilization Project - https://www.ahrq.gov/data/hcup/index.html 6. Data on file

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The 21st Century Cures Act (Cures Act) Legislation for An Expedited Approval Path for Cellular Medicines Designated as Regenerative Medicine Advanced Therapies (RMAT) Cellular medicines may be designated as regenerative advanced therapies, if they are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition, and there is preliminary clinical evidence indicating the potential to address the unmet medical need Key benefits of the legislation for cell-based medicines, designated as regenerative advanced therapies, include: Potential eligibility for priority review and accelerated approval Potential to utilize surrogate endpoints for accelerated approval Potential to utilize patient registry data and other sources of “real world evidence” for post approval studies, subject to approval by the FDA | MPC-150-IM for End-Stage Heart Failure Patients with LVADs Received RMAT Designation

*Interagency Registry for Mechanically Assisted Circulation (INTERMACS): Events per 100 Patient-Months in the First 12 Months Post-Implant, based on 7,286 patients with CF-LVADs between 2012-2014. INTERMACS* Adverse Event Rates in LVAD Patients: the most common cause of non-surgical hospitalization is major GI bleeding1 Left Ventricular Assist Devices for Lifelong Support Pinney SP, et al. JACC 2017;69:2845-61.

Proposed mechanism of action for MPC-150-IM: reduce GI bleeding through both reduction in inflammation and strengthening of native heart function GI Bleeding Is Due To Right Ventricular Dysfunction And Engorgement of Abnormal GI Vessels GI Vascular Abnormalities (Dysplasia and Leakiness) Are Due To Increased Inflammation Enlarged right atrium GI Bleeding in LVAD Patients due to Inflammation-Related Abnormal GI Blood Vessels and Right Heart Dysfunction Source: Mesoblast file

30-patient 2:1 randomized, controlled trial of 25M MPCs vs saline injection into native heart at time of LVAD MPC group had prolonged median time to first hospitalization (91 days) vs control group (51 days) 50% of MPC vs. 20% of control patients tolerated temporary LVAD wean at 90 days At 90 days, 30% (3/10) of controls expired compared to 0% (0/20) treated patients Using Bayesian approach, posterior probability that MPCs increased likelihood of successful wean at 90 days was 93% No cell-related safety events observed Source: Ascheim DD et al. Circulation. 2014;129:2287-2296. Pilot Trial of Low-Dose MPCs in LVAD Patients Showed Reduced Hospitalization and Strengthened Native Heart Function1

Post-Hoc Analyses of Results from Pilot Trial of Low-Dose MPCs in LVAD Patients Show Reduction in Hospitalization due to GI Bleeding1 MPC group had significantly longer time to first hospitalization due to major GI bleeding (p<0.05, Kaplan-Meier statistics) 71% reduction in number of patients with at least one hospitalization from GI bleeding through 6 months (16% in LVAD group vs 55% in controls, p=0.03 by chi-square test) 70% reduction in rate of hospitalizations due to GI bleeding per 100 patient-months of follow-up (4.2 in LVAD group vs 14.2 in controls, p=0.06 by binomial test) LVAD + MPC LVAD + Control Probability Free From Non-surgical Bleeding Event Requiring Hospitalization Days From Initial LVAD Implantation p < 0.05 Source: Data on file

MPC-150-IM: Phase 2b Trial of High-Dose MPCs in End-stage Heart Failure Patients with LVADs 159-patient, double-blind, placebo-controlled 2:1 randomized Phase 2b trial, evaluating safety and efficacy of a single injection of MPC-150-IM (150 million allogeneic MPCs) into the native myocardium of LVAD recipients Study funded by the US National Institutes of Health (NIH) and Canadian Health of Research Institute, and conducted by the NIH-funded Cardiothoracic Surgical Trials Network (CTSN) Enrollment completed in Q3 CY2017; 12 month database locked in Q3 CY2018 Study aims to confirm results seen in Pilot Trial with low-dose MPCs End of study safety, efficacy and key clinical outcomes will be presented by the trial’s independent investigators as a late-breaking presentation at the 2018 Scientific Sessions of the American Heart Association (Nov 11, 2018) Mesoblast is in discussions with the FDA under the Regenerative Medicine Advanced Therapies (RMAT) designation granted in December 2017

MPC-06-ID for Chronic Low Back Pain due to Disc Degeneration |

MPC-06-ID: Chronic Low Back Pain due to Degenerative Disc Disease

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population[2]

Minimal Treatment Options

- Treatment options for patients with CLBP who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for chronic low back pain (CLBP)[2]

Unmet Need

- Disease modifying therapy for durable improvement in pain and function
- Potential to prevent progression to opioid use or surgical intervention

Market Opportunity

- MPC-06-ID development focused on over ~3.2m patients with CLBP due to degenerative disc disease (DDD) in US alone[3,4,5]
- **USA market opportunity ~ USD $1 billion**[3,4,5.6]


Degenerative Disc Disease
L-1
L-2
L-3
L-4
L-5
Photo source: Medical Media Images.

1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2. Decision Resources: Pain Management Study, Chronic Pain December 2013., 3. Decision Resources: Chronic Pain December 2015., 4. LEK & NCI opinion leader interviews, and secondary analysis., 5. Navigant Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 – August 2014. 6. Data on File.

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MPC-06-ID: Phase 3 Trial in Patients with Chronic Low Back Pain | Phase 3 study completed enrollment in March 2018 Over 400 patients were enrolled at 48 sites across USA and Australia Patients randomized 1:1:1 to receive saline, 6-million MPCs with hyaluronic acid and 6-million MPCs without hyaluronic acid Primary efficacy composite endpoint requires a patient to achieve: Reduction in pain (50% decrease in VAS) and improvement in function (15 point improvement in ODI) at 12 and 24 months, and No additional intervention at the treated level through 24 months

Corporate and Financial |

Tasly Pharmaceutical Group has exclusive rights and will fund all development, manufacturing and commercialization activities in China for MPC-150-IM for the treatment or prevention of chronic heart failure and MPC-25-IC for the treatment or prevention of acute myocardial infarction Mesoblast received US$40 million on closing Mesoblast to receive US$25 million on product regulatory approvals in China Mesoblast will receive double-digit escalating royalties on net product sales and six escalating milestone payments upon product candidates reaching certain sales thresholds in China Partners may leverage each other’s clinical trial results to support their respective regulatory submissions in the USA and China Strategic Partnership for Cardiology in China

Strategic Financing Transactions US$75 million non-dilutive, four-year credit facility US$35 million drawn on closing in March 2018 US$15 million may be drawn on or before Q4 CY2018, and a further US$25 million on or before Q3 CY2019, as certain milestones are met Interest 9.95% per annum with interest only period up to 30 months upon satisfaction of certain conditions | US$40 million non-dilutive, eight-year credit facility and US$10 million equity investment in June 2018 US$30 million drawn and US$10 million equity at closing Interest only period 48 months Interest and principal payments deferred until after first commercial sale of remestemcel-L for pediatric patients with steroid-refractory acute Graft versus Host Disease Interest 15% per annum, payable from product sales No warrants with either facility; NovaQuest is subordinated to the senior creditor Hercules

Financial Overview: Fiscal Year Ending June 30, 2018 Year ending (US$m) June 30, 2018 June 30, 2017 $Change % Commercialization revenue 3.6 1.4 2.2 152% Milestone revenue 13.3 0.5 12.8 NM Interest revenue 0.4 0.5 (0.1) (22%) Total revenue 17.3 2.4 14.9 NM Operating and other expenses (83.3) (92.6) 9.3 (10%) Loss before tax (66.0) (90.2) 24.2 (27%) Income tax benefit 30.7 13.4 17.3 NM Loss after tax (35.3) (76.8) 41.5 (54%) Year ending (US$m, exc. shares outstanding) June 30, 2018 June 30, 2017 Change Reported Cash on Hand 37.8 45.8 (8.0) NovaQuest financing agreement 39.0 - 39.0 Tasly strategic alliance 40.0 - 40.0 Pro forma Cash on Hand 116.8 45.8 71.0 Shares Outstanding (ASX / Nasdaq) 482.6M / 96.5M 428.2M / 85.6M 54.4M / 10.9M

Milestones |

CY 2018 Corporate Milestones MSC-100-IV for Acute Graft versus Host Disease Successfully met Day 28 primary end point pediatric Phase 3 trial (Q1 CY18) Day 100 survival/safety data pediatric Phase 3 trial (Q2 CY18) Day 180 survival/safety data pediatric Phase 3 trial (Q3 CY18) FDA meetings (Q4 CY18) MPC-150-IM for Advanced and End-Stage Heart Failure Phase 2b trial full 12 month database lock in end-stage heart failure patients with LVADs (Q3 CY18) Phase 2b results presentation expected at major cardiovascular conference (Q4 CY18) End of study safety, efficacy and key clinical outcomes will be presented by independent investigators as a late-breaking presentation at the 2018 Scientific Sessions of the American Heart Association Phase 3 trial in advanced heart failure enrollment completion (H2 CY18) MPC-06-ID for Chronic Low Back Pain Phase 3 trial completed enrollment (Q1 CY18) Completed non-dilutive transactions for commercialization of MSC-100-IV (remestemcel-L) Establish regional strategic and commercial partnerships Establish global commercial partnerships (China, Japan, Europe)